Independent Auditors' Report


To the Board of Directors of
AXP Variable Portfolio - Investment Series, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that AXP Variable Portfolio - Blue Chip Advantage Fund, AXP Variable Portfolio - Capital Resource Fund, AXP Variable Portfolio - Growth Fund, AXP Variable Portfolio - International Fund, AXP Variable Portfolio - New Dimensions Fund, Variable Portfolio - Small Cap Advantage Fund, AXP Variable Portfolio - Strategy Aggressive Fund, AXP Variable Portfolio - Emerging Markets Fund, and AXP Variable Portfolio - S&P 500 Index Fund of AXP Variable Portfolio
- Investment Series, Inc. (the Funds) complied with the provisions of subsection
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2001 and during the period from January 31, 2001 (the date of our last examination) through May 31, 2001. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2001 and the period from January 31, 2001 through May 31, 2001, with respect to securities transactions:

o Count and inspection of all securities located in the vault, if any, of American Express Trust Company, the Custodian, without prior notice to management;

o Confirmation of all securities, if any, held by institutions in book entry form (Wells Fargo Bank Minnesota, N.A., The Bank of New York, and The Depository Trust Company);

o Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

o    Test of selected security transactions since the date of our last report.

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We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that AXP Variable Portfolio - Blue Chip Advantage Fund, AXP Variable Portfolio - Capital Resource Fund, AXP Variable Portfolio - Growth Fund, AXP Variable Portfolio - International Fund, AXP Variable Portfolio - New Dimensions Fund, Variable Portfolio - Small Cap Advantage Fund, AXP Variable Portfolio - Strategy Aggressive Fund, AXP Variable Portfolio - Emerging Markets Fund, and AXP Variable Portfolio - S&P 500 Index Fund of AXP Variable Portfolio - Investment Series, Inc. was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2001 and for the period from January 31, 2001 through May 31, 2001 is fairly stated in all material respects.

This report is intended solely for the information and use of management of AXP Variable Portfolio - Blue Chip Advantage Fund, AXP Variable Portfolio - Capital Resource Fund, AXP Variable Portfolio - Growth Fund, AXP Variable Portfolio - International Fund, AXP Variable Portfolio - New Dimensions Fund, Variable Portfolio - Small Cap Advantage Fund, AXP Variable Portfolio - Strategy Aggressive Fund, AXP Variable Portfolio - Emerging Markets Fund, and AXP Variable Portfolio - S&P 500 Index Fund of AXP Variable Portfolio - Investment Series, Inc. and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.




/s/ KPMG LLP
------------
    KPMG LLP
    Minneapolis, MN
    August 24, 2001

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             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940

     We, as members of management of AXP Variable Portfolio - Blue Chip Advantage Fund, AXP Variable Portfolio - Capital Resource Fund, AXP Variable Portfolio - Growth Fund, AXP Variable Portfolio - International Fund, AXP Variable Portfolio - New Dimensions Fund, Variable Portfolio - Small Cap Advantage Fund, AXP Variable Portfolio - Strategy Aggressive Fund, AXP Variable Portfolio - Emerging Markets Fund, and AXP Variable Portfolio - S&P 500 Index Fund of AXP Variable Portfolio - Investment Series, Inc. (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2001 and from January 31, 2001 through May 31, 2001.

     Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2001 and from January 31, 2001 through May 31, 2001, with respect to securities reflected in the investment account of the Funds.



     AMERICAN EXPRESS FINANCIAL CORPORATION

By: /s/John M. Knight
    -----------------
       John M. Knight, Vice President-Investment Accounting